April 28, 2005


Via Facsimile 206-839-4301 and U.S. Mail

Stephen M. Graham, Esq.
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, Washington 98104
(206) 839-4300

RE:	Watchguard Technologies, Inc.
      Schedule TO-I filed April 19, 2005
	File No. 005-57889

Dear Mr. Graham:

      We have the following comments on the above-referenced filings.

Schedule TO-I

Offer to Exchange Eligible Outstanding Stock Options, page 23
Acceptance and Cancellation of Options; Grant of Replacement
Options; Additional Grants, page 31

1. Please revise the second sentence of the third paragraph to confirm that "promptly" following the cancellation date you will issue replacement option grant agreements, versus "as promptly as practicable".

Conditions to the Offer, Waiver of Conditions, page15

2. We reference the last sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to the event" and the similar language under the "Waive of Conditions" paragraph implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise.

3. In the same sentence, you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You may decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the last sentence of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

Election Form

4. Please delete the language in the election form requiring the option holder to acknowledge that he "understands" all of the terms and conditions of the offer.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your Schedule TO-I in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Very truly yours,


							Celeste M. Murphy
							Special Counsel
							Office of Mergers &
							Acquisitions